LRI HOLDINGS, INC.
3011 Armory Drive, Suite 300
Nashville, Tennessee 37204
October 1, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	LRI Holdings, Inc. Request to Withdraw Registration Statement on Form S-1 File No. 333-167353
Ladies and Gentlemen:
     LRI Holdings, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-167353) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on June 7, 2010.
     The Company is seeking withdrawal of the Registration Statement because it has reached a definitive agreement to be acquired by a third party. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.
     The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.
     Upon granting the Commission’s consent, please fax a copy of the order withdrawing the Registration Statement to the attention of our counsel, Joshua N. Korff or Jason K. Zachary at Kirkland & Ellis LLP at (212) 446-6460.
     If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Jason K. Zachary at (212) 446-4844. Thank you for your assistance in this matter.
Very truly yours,
/s/ Amy L. Bertauski
Amy L. Bertauski
Chief Financial Officer